Exhibit 11.0

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

Three Months Ended March 31, 2004
Income available to common stockholders	$1,946,487

Weighted average shares outstanding:	4,974,313

Basic earnings per share	$0.39

Income for diluted earnings per share	$1,946,487

Total weighted average common shares and equivalents outstanding for diluted computation	5,001,164

Diluted earnings per share	$0.39